THE FUTURE DIMENSIONS VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED
AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account S-A1

Supplement Effective as of May 1, 2009

This supplement updates and amends certain information contained in your prospectus dated October 1, 2004, and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING
FUND NAME CHANGES

Effective May 1, 2009, certain of the funds available through the Security Life Separate Account S-L1 will change their names as follows:

Former Fund Name	Current Fund Name
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Index Plus International Equity Portfolio	ING Index Plus International Equity Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio

NOTICE OF UPCOMING FUND MERGERS

Effective July 20, 2009 (the "Merger Effective Date"), the following Disappearing Fund will merge into and become part of the following Surviving Fund:

Disappearing Fund	Surviving Fund
ING Van Kampen Capital Growth Portfolio	ING Russell[TM] Large Cap Growth Index Portfolio

Effective August 10, 2009 (the "Merger Effective Date"), the following Disappearing Fund will merge into and become part of the following Surviving Fund:

Disappearing Fund	Surviving Fund
ING Index Plus International Equity Portfolio	ING International Index Portfolio

IMPORTANT INFORMATION REGARDING THE UPCOMING FUND MERGERS

- Prior to the Merger Effective Date, you may transfer amounts allocated to a Subaccount that invests in a Disappearing Fund to any other available Subaccount or to the Fixed Account. **See the "Your Right to Transfer" section beginning on page 20 of your Contract prospectus for information about making Subaccount transfers, including applicable restrictions and limits on transfers.**
- On the Merger Effective Date, your investment in a Subaccount that invests in a Disappearing Fund will automatically become an investment in the Subaccount that invests in the corresponding Surviving Fund with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to a Subaccount corresponding to a Disappearing Fund will be automatically allocated to the Subaccount corresponding to the applicable Surviving Fund. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Your Right to Transfer" section beginning on page 20 of your Contract prospectus for information about making allocation changes.**
- After the Merger Effective Date, the Subaccounts that invest in the Disappearing Funds will no longer be available through your Contract.
- You will not incur any fees or charges or any tax liability because of the mergers, and your Contract value immediately before the mergers will equal your Contract value immediately after the mergers.
- There will be no further disclosure regarding the Disappearing Funds in future supplements to the Contract prospectus.
- **Because of the upcoming fund mergers, the following funds will be added, effective May 1, 2009, to your Contract as available investment options:**
  - ING International Index Portfolio
  - ING Russell[TM] Large Cap Growth Index Portfolio

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACT

Effective May 1, 2009, Subaccounts which invest in the following funds are available through the Variable Account:

- Fidelity® VIP *Contrafund*® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- ING Evergreen Omega Portfolio (Class I)
- ING Index Plus International Equity Portfolio (Class S)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING Liquid Assets Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Pioneer Fund Portfolio (Class S)
- ING Stock Index Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING Oppenheimer Global Portfolio (Class I)
- ING Pioneer High Yield Portfolio (Class I)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
- ING Van Kampen Equity and Income Portfolio (Class I)
- ING Balanced Portfolio (Class I)
- ING Intermediate Bond Portfolio (Class I)
- ING International Index Portfolio (Class S)
- ING Russell[TM] Large Cap Growth Index Portfolio (Class I)

More information about these funds is contained in the tables below.

The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the funds available through the Contract. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating Contract value to the Subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Liquid Assets Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING Marsico International Opportunities Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Massachusetts Financial Services Company	Seeks total return.
ING Pioneer Fund Portfolio (Class S)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co.	Seeks total return.
ING Van Kampen Capital Growth Portfolio (Class I)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks long-term capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Pioneer High Yield Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING Van Kampen Equity and Income Portfolio (Initial Class)	Investment Adviser: Directed Services LLC Subadviser: Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Balanced Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING International Index Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Russell[TM] **Large Cap Growth Index Portfolio (Class I)**	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.

IMPORTANT INFORMATION ABOUT FUNDS CLOSED TO NEW INVESTMENT

The Subaccounts that invest in the following funds have been closed to new investment:
- AIM V.I. Core Equity Fund
- Fidelity® VIP Investment Grade Bond Portfolio

Contract owners who have Contract value allocated to one or more of the Subaccounts which correspond to these funds may leave their Contract value in those Subaccounts, but future allocations and transfers into those Subaccounts are prohibited. If your most recent premium allocation instructions includes a Subaccount that corresponds to one of these funds, premium received that would have been allocated to a Subaccount corresponding to one of these funds may be automatically allocated among the other available Subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050 or www.ingservicecenter.com. **See the "Your Right to Transfer" section beginning on page 20 of your Contract prospectus for information about making allocation changes.**

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050